# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TENAX THERAPEUTICS, INC., CIK 0000034956
CUSIP: 88032L605
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 101 GLEN LENNOX DRIVE, SUITE 300, CHAPEL HILL, North Carolina (NC), 27517
Date of event which requires filing of this statement: 01/08/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001943462-24-000006
Filed by CIK 0001943462

## Reporting persons
- Dellora Investments Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 305,257; sole dispositive power 0; shared dispositive power 305,257; aggregate amount beneficially owned 305,257 (9% of the class)
- Dellora Investments LP: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 351,071; sole dispositive power 0; shared dispositive power 351,071; aggregate amount beneficially owned 351,071 (10.3% of the class)
- Kevin Pyun: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 351,071; sole dispositive power 0; shared dispositive power 351,071; aggregate amount beneficially owned 351,071 (10.3% of the class)

## Item 1. Issuer
Name of issuer: TENAX THERAPEUTICS, INC.
Address of issuer's principal executive offices: 101 GLEN LENNOX DRIVE, SUITE 300, CHAPEL HILL, NORTH CAROLINA, 27517.

## Item 2. Person Filing
Name of person filing:
Dellora Investments Master Fund LP

Dellora Investments LP

Kevin Pyun
Address of principal business office or, if none, residence:
Dellora Investments Master Fund LP
c/o Dellora Investments LP
283 Greenwich Avenue, 3rd floor
Greenwich, CT 06830

Dellora Investments LP
283 Greenwich Avenue, 3rd floor
Greenwich, CT 06830

Kevin Pyun
c/o Dellora Investments LP
283 Greenwich Avenue, 3rd floor
Greenwich, CT 06830
Citizenship:
Dellora Investments Master Fund LP - Cayman Islands

Dellora Investments LP - Delaware

Kevin Pyun - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Dellora Investments LP is an Exempt Reporting Adviser with the Securities and Exchange Commission. Dellora Investments LP, which serves as investment adviser to private funds, including but not limited to Dellora Investments Master Fund, LP (collectively, the "Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Pyun, as Principal of Dellora Investments LP, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Dellora Investments LP and Mr. Pyun expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Dellora Investments LP or Mr. Pyun are the beneficial owner of any of the securities reported herein.

Dellora Investments Master Fund LP - 305,257

Dellora Investments LP - 351,071

Kevin Pyun - 351,071
Percent of class:
Ownership percentage is based on 3,408,906 shares of common stock outstanding as of October 31, 2024, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on November 13, 2024.

Dellora Investments Master Fund LP - 9.0%

Dellora Investments LP - 10.3%

Kevin Pyun - 10.3%
Sole power to vote or to direct the vote:
Dellora Investments Master Fund LP - 0

Dellora Investments LP - 0

Kevin Pyun - 0
Shared power to vote or to direct the vote:
Dellora Investments Master Fund LP - 305,257

Dellora Investments LP - 351,071

Kevin Pyun - 351,071
Sole power to dispose or to direct the disposition:
Dellora Investments Master Fund LP - 0

Dellora Investments LP - 0

Kevin Pyun - 0
Shared power to dispose or to direct the disposition:
Dellora Investments Master Fund LP - 305,257

Dellora Investments LP - 351,071

Kevin Pyun - 351,071

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Note above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Dellora Investments Master Fund LP: /s/ Kevin Pyun, Principal, Dellora Investments Fund GP LLC, its General Partner (01/15/2025)
- Dellora Investments LP: /s/ Kevin Pyun, Principal, Dellora Investments GP LLC, its General Partner (01/15/2025)
- Kevin Pyun: /s/ Kevin Pyun, Kevin Pyun (01/15/2025)